MAGNUM HUNTER RESOURCES, INC.
                     600 East Las Colinas Blvd., Suite 1200
                               Irving, Texas 75039

                                                               February 23, 1998
To Unit holders of TEL Offshore Trust:

     Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), is offering to purchase 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase, at a revised purchase price of $5.50 per Unit (such amount, or such other amount per Unit paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 1998 (as herein modified) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Offer to Purchase. The purpose of this letter is to highlight certain factors that should be considered by Unit holders in evaluating the Offer and to clarify and amend certain matters contained in the Offer to Purchase.

 THE OFFER PRICE HAS BEEN REDUCED FROM $5.80 PER UNIT TO $5.50 PER UNIT FOR THE
   REASONS DISCUSSED BELOW UNDER "CONSIDERATIONS--RESERVES; REDUCTION OF OFFER PRICE." EXPIRATION DATE OF THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAS
         BEEN EXTENDED TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,
              MARCH 6, 1998, UNLESS THE OFFER IS FURTHER EXTENDED.
                              --------------------
Considerations

     In considering our Offer, Unit holders should consider the following factors:

     o Reserves; Reduction of Offer Price. Purchaser understands that the Trustee has distributed, or is distributing, to Unit holders the reserve report dated January 30, 1998 of DeGolyer and MacNaughton, independent petroleum consultants ("D&M"). Such report estimates as of October 31, 1997, with respect to the Trust's interest in the Partnership's share of the royalty interests, proved reserves of 701,993 bbl of oil and condensate and 3,395,940 Mcf of gas with future net revenue of $24,285,366 having a present worth at 10% of $20,459,874 (or $4.31 per Unit). The reserve report of D&M dated January 30, 1997 estimates that as of October 31, 1996 the corresponding proved reserves were 918,021 bbl of oil and condensate and 4,893,525 Mcf of gas with future net revenue of $30,903,022 having a present worth at 10% of $24,550,924 (or $5.17 per Unit). The lower proved reserves, future net revenue and present worth as of October 31, 1997, which were estimated using commodity prices above current prices, have caused Purchaser to reduce the Offer Price from $5.80 per Unit to $5.50 per Unit. The revised Offer Price nevertheless represents an approximately 28% premium over the present worth per Unit of $4.31 as of October 31, 1997. If a Unit holder who has already tendered Units wishes to withdraw such tender as a result of the reduced Offer Price or otherwise, such Unit holder should comply with the procedures set forth under "Withdrawal Rights" in Section 4 of the Offer to Purchase.

     o Premium over Recent Market Prices. Purchaser has included a premium in the Offer Price above the market price of the Units reported during 1996, 1997 and to this date in 1998.

     o No Reliance on Independent Valuation of Units. Purchaser has made its own independent analysis in establishing the Offer Price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price, and no appraisals have been obtained by Purchaser of the value of the Units. The Offer Price was established by Purchaser and is not the result of arm's length negotiations.

     o Probability of Proration. Because Purchaser is tendering for 2,261,770 Units and proration will occur unless exactly that number of Units is tendered, consummation of the Offer will most likely not cause a reduction in the number of Unit holders. Therefore, Unit holders who tender their Units in the Offer will probably continue to own Units following completion of the Offer.

     o Potential Effects of the Offer on Unit Holders Who Either Do Not Tender Their Units or Own Units Following Consummation of the Offer (Whether due to Proration of Units or Otherwise). If the Offer is consummated, Purchaser, as owner of 51% of the outstanding Units, will have the ability, among other things, to (i) amend most provisions of the Trust Agreement, (ii) remove the Trustees, (iii) appoint an independent or affiliated third party as the successor Corporate Trustee, (iv) terminate the Trust and thereby cause a dissolution of the Partnership, and (v) acquire additional Units of the Trust (provided Purchaser obtains the consent of Lender). Upon a dissolution of the Partnership, proceeds from the liquidation or sale of the Partnership's assets would be distributed to the Unit holders. While Purchaser acknowledges that it would have the ability to effect the foregoing actions, it currently has no intentions to do so. Further, Purchaser will not be able to amend the Trust Agreement to reduce or terminate distributions payable to Unit holders without the consent of the Trustees and the holders of 100% of the Units.


     o Potential for Limitations on Resales Following Consummation of the Offer. Whether the Units will continue to be traded on the OTC Bulletin Board will depend upon the number of Unit holders and/or the aggregate market value of the Units remaining, the interest in maintaining a market in the Units on the part of securities firms and the possible termination of registration of the Units under the Exchange Act. Because the number of Unit holders is unlikely to decrease substantially (see "Probability of Proration" above), it is unlikely that the Units will be eligible for deregistration under the Exchange Act. Although it is likely the number of Unit holders will remain unchanged as a result of the Offer, liquidity will likely be reduced due to the high percentage of Units held by Purchaser.

     o Tax Consequences to Unit Holders and the Trust upon Tender of Units. A sale of Units will be a taxable transaction for federal income tax purposes. A U.S. Unit holder will recognize gain or loss measured by the difference between the Offer Price plus its share, if any, of the Partnership's liabilities and its adjusted tax basis in the Unit. A Non-U.S. Holder who owns more than 5% of the outstanding Units (approximately 237,575 Units) will be subject to United States income tax on the gain on the sale of its Units. If as a result of the Offer, there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12 month period, a termination of the Partnership will occur for federal income tax purposes. As a result, the Partnership's taxable year would close, the Partnership's tax elections would terminate, and the basis of the Partnership's property attributable to the Purchaser's interest in the Partnership may be adjusted.

     o Opportunity to Sell Units. While the Units are traded on the OTC Bulletin Board, the opportunity to sell Units may be limited because of the relatively low trading volume on the OTC Bulletin Board. The Offer affords Unit holders an opportunity to dispose of at least a significant portion of their Units. In addition, tendering Unit holders will not incur any brokers' fees in selling Units pursuant to the Offer.

Clarifications and Amendments to the Offer to Purchase

     With respect to the reference in Section 11, page 18, of the Offer to Purchaser, Purchaser wishes to clarify that the "certain persons" that contacted Purchaser in September 1997 about the opportunity to acquire a controlling interest in the Trust through a tender offer were Oklahoma Oil Company ("OOC") and Chip Langston. Under the Agreement dated October 13, 1997 (the "OOC Agreement") with OOC and Mr. Langston, Purchaser agreed to pay OOC and Mr. Langston a fee based on the total number of Units acquired through open market purchases and the Offer. The fee is payable one-half in cash and one-half in Purchaser's stock and 60% to OOC and 40% to Mr. Langston. The fee is expected to be approximately $232,000 and is calculated using a formula based on declining percentages of the aggregate purchase price paid for all Units. The fee compensates OOC and Mr. Langston for (i) identifying the opportunity to acquire a majority interest in the Trust through a tender offer; (ii) providing an analysis and other work products assessing the structure and potential opportunities with respect to the Trust and its indirect ownership of the
Partnership and the royalty interests (including a general evaluation of the applicable reserve estimates and a liquidation analysis with respect to the Trust); (iii) providing limited consultation services to Purchaser in connection with the Offer; and (iv) assigning to Purchaser 13 confidentiality agreements and four noncircumvention agreements (collectively, the "Noncircumvention Agreements") between OOC and the companies to which OOC had made a presentation about acquiring a controlling interest in the Trust through a tender offer. The assignment of the Noncircumvention Agreements was intended to effectively preclude the other parties thereto from utilizing OOC's proposal and information in competing with Purchaser for acquisition of a controlling interest in the Trust. The OOC Agreement originally required OOC and Mr. Langston, in connection with this Offer, to tender to Purchaser all Units owned or controlled by them, but such agreement was amended on February 20, 1998 to release OOC and Mr. Langston from such obligation. It is Purchaser's understanding that Mr. Langston owns no Units and OOC owns 12,500 Units, all of which OOC intends to sell in the open market prior to completion of the Offer. All of the analyses provided by OOC and Mr. Langston were based upon publicly available information. In addition to the aforementioned information, Purchaser engaged an independent consultant who examined federal lease records and attended industry association meetings at which industry participants discussed activities in the Gulf of Mexico.

     In addition, Purchaser hereby amends the first sentence of the first paragraph in Section 2 of the Offer to Purchase to read in its entirety as follows: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for the Minimum Number of Units that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, promptly after the Expiration Date." Similarly, clause "(3)" in the first paragraph in
Section 14 of the Offer to Purchase is hereby amended to substitute "(3) at any time before the Expiration Date" for "(3) at any time before acceptance for payment of, or payment for, Units."

Other

     Each Unit holder must make his or her own decision based on his or her particular circumstances. Unit holders should consult with their respective advisers about the financial, tax, legal and other implications to them of accepting the Offer.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                     The Information Agent for the Offer is:
                        CIC Investor Communications, Inc.
              111 Commerce Road o Carlstadt, New Jersey 07072-2586
                 Banks and Brokers call toll-free (800) 346-7885
                    All others call toll-free (800) 206-9438